Exhibit 99.(a)(1)(B)

Employee E-mail

Subject: Stock Option Repurchase Program

Earlier today at the Company Meeting, we announced a Stock Option Repurchase Program for option grants with an exercise price of $17.50 or higher. Stock is a component of employee compensation that aligns employees with the company and shareholders. And we bias highly on stock because we are a growth company.

Unfortunately many of the stock options you hold are significantly underwater and not providing the value we had intended. This program represents an opportunity for employees to receive cash in exchange for turning in these options.

Details of the program include:

•	NVIDIA is offering $3.00 cash per option for grants with an exercise price between $17.50 and $27.99 per share

•	NVIDIA is offering $2.00 cash per option for grants with an exercise price of $28.00 per share and above

•	Offer applies to vested and unvested option grants $17.50 and above

•	Participation is on a grant by grant basis. You cannot turn in a portion of your options within a single grant.

•	No vesting for the cash payout. It will be paid as soon as possible after the offer closes in March

•	This is a voluntary program

•	If you do not participate, you will keep your option grants and their terms will not change

•	You will receive an email from tenderoffer@nvidia.com with information on participating if you hold options $17.50 or higher

•	THE PROGRAM ENDS ON MIDNIGHT (PST) MARCH 11, 2009. NO EXCEPTIONS

Please be advised that this is only a short summary of the program. You can find more information on the Stock Administration site (NVINFO->Finance->Stock Administration). The program is subject to numerous terms and conditions, which are contained in the Schedule TO filed with the Securities and Exchange Commission on February 11, 2009 and available on the Stock Administration site. We encourage you to review the Schedule TO, including its exhibits and other offering materials before deciding to participate in the program.